

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 22, 2016

Rishi Varma
President and Secretary
Everett SpinCo, Inc.
3000 Hanover Street
Palo Alto, CA 94304

> **Re: Everett SpinCo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 7, 2016**
> **File No. 333-214393**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 7, 2016**
> **File No. 000-55712**

Dear Mr. Varma:

We have reviewed the above-cited filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings as appropriate and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are to comment in our letter.Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 165

1.   Tell us what consideration you gave to presenting a pro forma statement of operations including the combined results of CSC, Everett and Xchanging in order to illustrate the possible change in CSC's results of operations as a result of the acquisition. We refer you to Article 11 of Regulation S-X.

Non-GAAP measures, page 189

2.   We note your response to prior comment 19. Please further expand your disclosure to clearly describe the usefulness of this measure and the associated limitations that a

Rishi Varma
Everett SpinCo, Inc.
December 22, 2016
Page 2

consolidated segment adjusted operating income would have in assessing performance. In addition, describe the differences between the consolidated segment adjusted operating income and the consolidated segment operating income as reported in your footnote.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Andrew L. Fabens, Esq.
        Gibson, Dunn & Crutcher LLP